EXHIBIT 2.2

APPENDIX II

INFORMATION ON VSOURCE (JAPAN) LIMITED

1.	HISTORY AND BUSINESS

Vsource (Japan) Limited was incorporated in Japan under the name of NetCel360 (Japan) Limited on 3 July 2000 pursuant to the Commercial Code of Japan. It subsequently changed to its name on 12 July 2001 and the change was registered in the Commercial Register on 26 July 2001. Vsource (Japan) Limited is a wholly-owned subsidiary of Vsource.

Vsource (Japan) Limited is principally engaged in the provision of BPO services, sales solution services and provision of management services to group companies. Its BPO services are made up of the following three (3) solutions:

(a) Warranty Solutions;

(b) HR Solutions; and

(c) Foundation Solutions.

2.	SHARE CAPITAL

The authorised and issued and paid-up share capital of Vsource (Japan) Limited as at 5 February 2004 are as follows:

JPY
Authorised
800 common shares of JPY50,000 each	40,000,000
Issued and fully paid-up
200 common shares of JPY50,000 each	10,000,000

There were no changes to the share capital of Vsource (Japan) Limited since incorporation up to 5 February 2004.

3.	DIRECTORS

Based on the Shareholders' Register of Vsource (Japan) Limited as at 5 February 2004, the Directors of Vsource (Japan) Limited and their shareholdings are as follows:

--------------No. of ordinary shares held--------------
Director	Nationality	Direct	%	Indirect	%
Phillip Earl Kelly	American	-	-	-	-
Dennis Michael Smith	American	-	-	-	-
Takashi Koterasawa	Japanese	-	-	-	-

4.	SUBSTANTIAL SHAREHOLDERS

Based on the Shareholders' Register of Vsource (Japan) Limited as at 5 February 2004, the entire issued and paid-up capital of Vsource (Japan) Limited is held by Vsource. The substantial shareholders of Vsource are set out in Section 4 of Appendix I.

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5.	SUBSIDIARIES AND ASSOCIATED COMPANIES

As at 5 February 2004, Vsource (Japan) Limited has no subsidiaries or associated companies.

6.	SUMMARY OF FINANCIAL DATA

No audited accounts are available for Vsource (Japan) Limited as it is not required by the relevant laws and/or regulations of Japan to produce audited accounts. A summary of the unaudited results of Vsource (Japan) Limited for the period from 3 July 2000 to 31 December 2000, 13-month period ended 31 January 2002, financial year ended 31 January 2003 and the ten (10)-month period ended 30 November 2003 are set out below:

	Period from 3 July 2000 to 31 December	13-month period ended 31 January	Year ended 31 January	Unaudited results for the ten (10)-month period ended 30 November
	2000	2002	2003	2003
	JPY 000	JPY 000	JPY 000	JPY 000

Turnover	57,380	162,213 *1	604,925 *3	611,559

Profit/(loss) before taxation	2,009	(39,078) *2	(129,794) *4	183,303 *5
Taxation	-	(1,520)	-	-
Minority interest	-	-	-	-
Profit/(loss) after taxation and minority interest	2,009	(40,598)	(129,794)	183,303

Number of ordinary shares in issue (000)	200	200	200	200
Net earnings/(loss) per share	10.05	(202.99)	(648.97)	1,099 .82*6
Shareholders' funds	12,009	(28,589)	(158,383)	24,920
Borrowings	-	-	-	-
NTA	12,009	(28,589)	(158,383)	24,920
NTA per share	60.05	(142.95)	(791.92)	124.60
Net dividend rate (%)	-	-	-	-

Notes:

*1	The increase in turnover for the 13-month period ended 31 January 2002 compared with the previous financial period was primarily due to the increase in management fees charged by Vsource (Japan) Limited in the longer 13-month period as compared to the previous six (6)-month period.

*2	The loss before taxation for the 13-month period ended 31 January 2002 compared with profit before taxation for the previous period was mainly due to the increase in operating costs which was partially offset by a waiver of JPY141.7 million due to its holding company and fellow subsidiaries at that time.

*3	The increase in turnover for the financial year ended 31 January 2003 compared with the 13-month period ended 31 January 2002 was due to higher sales and management fees charged by Vsource (Japan) Limited.

*4	The increase in loss before taxation for the financial year ended 31 January 2003 compared with the 13-month period ended 31 January 2002 was due to the waiver of debt amounting to JPY141.7million in the previous financial year.

*5	The increase in profit before taxation for the ten (10)-month period ended 30 November 2003 was mainly due to the waiver and/or elimination of certain inter-company advances and balances owing to Vsource pursuant to the Balance Sheet Restructuring.

*6	Computed based on annualised results.